

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2016

Mail Stop 3561

<u>Via E-mail</u>
Ann Anderson
Chief Executive Officer
GreenKissNY, Inc.
75 South Broadway
White Plains, NY 10601

> **Re: GreenKissNY, Inc**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted February 26, 2016**
> **CIK No. 0001641488**

Dear Ms. Anderson:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part 1- Notification

1. We reissue Comment 1 in part. Specifically, please provide Item 6(d) disclosure for all transactions disclosed in Item 6.

Risk Factors, page 4

2. We note the statement in Legal Proceedings on page 20 that you have reached an agreement-in-principle to discontinue the use of the "Nexus" mark and change the company's name within the next two months. Please revise risk factors to address the potential disruption to your operations and revenues. Additionally, please update elsewhere in your offering circular. For example, we note the statement on page 21 that

you intend to focus on lifestyle brands through "three separate wholly owned business units – Nexus Staffing Specialists, Inc. ('Nexus') …"

Liquidity and Capital Resources, page 23

3. We note the statement on page 27 that you believe cash on hand as of December 31, 2014 together with your credit facility and anticipated continued growth in revenue is sufficient to fund your operations, service your debt and fund planned capital expenditures for at least the next twelve months from the filing date. Please update the discussion of the sufficiency of your cash and cash equivalents as of the most recent practicable date. In this regard, we note that the company had negative net cash used in operations of $515,946 for the nine months ending September 31, 2015.

Plan of Operations, page 28

4. We note your disclosure of the plan of operations for GKUSA and GK Laboratories. We reissue Comment 7 in part; specifically please disclose the anticipated time frames for beginning and completing your principal milestones.

Please contact Michael Killoy at (202) 551-7576 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

Cc: David Feldman, Esq.
        Duane Morris